Filed Pursuant to Rule 424(b)(3)

Registration No. 333-206017

CNL HEALTHCARE PROPERTIES II, INC.

STICKER SUPPLEMENT NO. 2 DATED AUGUST 26, 2016

TO THE PROSPECTUS DATED MARCH 2, 2016

This sticker supplement no. 2 is part of, and should be read in conjunction with, our prospectus dated March 2, 2016 and our supplement dated August 11, 2016. Unless otherwise defined herein, capitalized terms used in this sticker supplement have the same meanings as prescribed to them in the prospectus. The purpose of this sticker supplement is to disclose updates to our management.

Management

The following disclosure updates the section entitled “Management – Directors and Executive Officers” and all related disclosure throughout the prospectus.

On August 23, 2016, our board of directors appointed Tracey B. Bracco, age 36, to serve as our general counsel and secretary, effective as of August 23, 2016. In connection with Ms. Bracco’s appointment, Holly J. Greer, who has served as our general counsel, senior vice president and secretary since January 2016, resigned as general counsel and secretary, effective as of August 22, 2016.

The following is a summary of Ms. Bracco’s business experience and other biographical information:

Tracey B. Bracco, General Counsel, Vice President and Secretary. Ms. Bracco has served as our general counsel and secretary since August 23, 2016 and as our vice president since January 2016. Ms. Bracco previously served as our assistant general counsel and assistant secretary from January 2016 until August 2016. She has also served as vice president of our advisor since its inception on July 9, 2015. Ms. Bracco has served as deputy general counsel, real estate of CNL Financial Group Investment Management, LLC since March 2016, and previously served as assistant general counsel (April 2013 to March 2016), where she oversees the non-traded real estate investment trusts, as well as supervising the acquisition and asset management functions relating to fund management for CNL. Ms. Bracco has served as assistant general counsel and vice president of CNL Healthcare Properties, Inc., a public-non-traded REIT, since June 2014 and as assistant secretary since March 2013. Ms. Bracco has also served as vice president of CNL Healthcare Corp., the advisor to CNL Healthcare Properties, Inc., since November 2013. Ms. Bracco has served as assistant general counsel and assistant secretary of CNL Lifestyle Properties, Inc., a public, non-traded REIT, since June 2014 and as vice president since March 2013. Ms. Bracco has also served as vice president of its advisor, CNL Lifestyle Advisor Corporation, since November 2013. Prior to joining CNL Lifestyle Properties, Inc., Ms. Bracco spent six years in private legal practice, primarily at the law firm of Lowndes, Drosdick, Doster, Kantor & Reed, P.A., in Orlando, Florida. Ms. Bracco is licensed to practice law in Florida and is a member of the Florida Bar Association and the Association of Corporate Counsel. She received a B.S. in Journalism from the University of Florida and her J.D. from Boston University School of Law.

The following disclosure replaces the biographies of Thomas K. Sittema and Stephen H. Mauldin in the section of the Prospectus entitled “Management – Directors and Executive Officers.”

Thomas K. Sittema, Director and Chairman of the Board. Mr. Sittema has served as our chairman of the board since November 2015 and as our director since our inception on July 10, 2015. He has served as chief executive officer of our advisor since its inception on July 9, 2015. Mr. Sittema also serves as chairman of the board of CNL Healthcare Properties, Inc., a public, non-traded REIT, since June 2016 and as a director since April 2012. He served as vice chairman of the board of CNL Healthcare Properties, Inc. from April 2012 to August 2016 and chief executive officer from September 2011 to April 2012. Mr. Sittema has served as chief executive officer of the advisor of CNL Healthcare Properties, Inc. since September 2011. Mr. Sittema has also served as vice chairman of the board of directors and a director of CNL Lifestyle Properties, Inc. since April 2012. He served as chief executive officer of CNL Lifestyle Properties, Inc. from September 2011 to April 2012, and has served as chief executive officer of its advisor since September 2011. Mr. Sittema has served as chief executive officer of CNL (January 2011 to present) and as president (August 2013 to present) and previously served as vice president (February 2010 to January 2011). He has also served as chief executive officer and president of CNL Financial Group, LLC, our sponsor, since August 2013 and has served as chief executive officer and a director of an affiliate of CNL (October 2009 to present) and president (August 2013 to present). Mr. Sittema has served as chairman of the board and a director since October 2010, and as chief executive officer since September 2014 of Corporate Capital Trust, Inc., a non-diversified, closed-end management investment company that has elected to be regulated as a business development company. Since August 2014, Mr. Sittema has served as chief executive officer, chairman of the board and a trustee of Corporate

Capital Trust II, another non-diversified, closed-end management investment company that has elected to be regulated as a business development company. Mr. Sittema served as president of CNL Growth Properties, Inc., a public, non-traded REIT, (September 2014 to March 2016) and as chief executive officer (September 2014 to August 2016). Mr. Sittema has served as president and chief executive officer of the advisor of CNL Growth Properties, Inc. since September 2014. Mr. Sittema also served as chief executive officer and president of Global Income Trust, Inc., another public, non-traded REIT, from September 2014, until its dissolution in December 2015, and has served as chief executive officer and president of its advisor since September 2014. Mr. Sittema holds various other offices with other CNL affiliates. Mr. Sittema has served in various roles with Bank of America Corporation and predecessors, including NationsBank, NCNB and affiliate successors (1982 to October 2009). Most recently, while at Bank of America Corporation Merrill Lynch, he served as managing director of real estate, gaming, and lodging investment banking. Mr. Sittema joined the real estate investment banking division of Banc of America Securities at its formation in 1994 and initially assisted in the establishment and build-out of the company’s securitization/permanent loan programs. He also assumed a corporate finance role with the responsibility for mergers and acquisitions, or M&A, advisory and equity and debt capital raising for his client base. Throughout his career, Mr. Sittema has led numerous M&A transactions, equity offerings and debt transactions including high grade and high-yield offerings, commercial paper and commercial mortgage-backed security conduit originations and loan syndications. Mr. Sittema is a member, since February 2013, of the board of directors of Crescent Holdings, LLC. Mr. Sittema became chairman of the Investment Program Association in 2016. Mr. Sittema received his B.A. in business administration from Dordt College, and an M.B.A. with a concentration in finance from Indiana University.

As a result of these professional and other experiences, Mr. Sittema possesses particular knowledge of real estate acquisitions, ownership and dispositions, which strengthens the board of directors’ collective knowledge, capabilities and experience.

Stephen H. Mauldin, Director, Vice Chairman of the Board, Chief Executive Officer and President. Mr. Mauldin has served as our director and vice chairman of the board since November 2015 and as our chief executive officer and president since our inception on July 10, 2015. He has served as chief operating officer of our advisor since its inception on July 9, 2015. He also has served as president of each of CNL Healthcare Properties, Inc., a public, non-traded REIT, and its advisor since September 2011, chief executive officer of CNL Healthcare Properties, Inc. (since April 2012) and chief operating officer of each of CNL Healthcare Properties, Inc. (September 2011 to April 2012) and its advisor (September 2011 to present). He also has served as president since September 2011 of each of CNL Lifestyle Properties, Inc., a public-non-traded REIT, and its advisor, CNL Lifestyle Advisor Corporation, chief executive officer of CNL Lifestyle Properties, Inc. (since April 2012), and was the chief operating officer of each of CNL Lifestyle Properties, Inc. (September 2011 to April 2012) and its advisor (September 2011 to present). Mr. Mauldin has served as chief executive officer of CNL Growth Properties, Inc., a public, non-traded REIT since August 2016 and has served as president since March 2016. Prior to joining us, Mr. Mauldin most recently served as a consultant to Crosland, LLC, a privately held real estate development and asset management company headquartered in Charlotte, North Carolina, from March 2011 through August 2011. He previously served as their chief executive officer, president and a member of their board of directors from July 2010 until March 2011. Mr. Mauldin originally joined Crosland, LLC in 2006 and served as its chief financial officer from July 2009 to July 2010 and as president of Crosland’s mixed-use and multi-used development division prior to his appointment as chief financial officer. Prior to joining Crosland, LLC, from 1998 to June 2006, Mr. Mauldin was a co-founder and served as a partner of Crutchfield Capital, LLC, a privately held investment and operating company with a focus on small and medium-sized companies in the southeastern United States. From 1996 to 1998, Mr. Mauldin held various positions in the capital markets group and the office of the chairman of Security Capital Group, Inc., which prior to its sale in 2002, owned controlling interests in 18 public and private real estate operating companies (eight of which were NYSE-listed) with a total market capitalization of over $26 billion. Mr. Mauldin graduated with a B.S. in finance from the University of Tampa and received an M.B.A. with majors in real estate, finance, managerial economics and accounting/information systems from the J.L. Kellogg Graduate School of Management at Northwestern University.

As a result of these professional and other experiences, Mr. Mauldin possesses particular knowledge of real estate investment, including acquisition, development, financing, operation, and disposition, which strengthens the board of directors’ collective knowledge, capabilities and experience.